

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 26, 2009

Via U.S. mail and facsimile

T. Paul Buhlman
Chairman, Chief Executive Officer and President
ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 200
Houston, TX 77027

> **Re:** **ATP Oil & Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Schedule 14A**
> **Filed April 28, 2008**
> **Response Letter Dated February 19, 2009**
> **File No. 1-32647**

Dear Mr. Buhlman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Murphy
       N. Gholson